February 26, 2025

Steve Larsen
Chief Executive Officer
The Hartley Opportunity Fund, LLC
6501 N Cedar St., Building 4, Suite C
Spokane, WA 99208

        Re: The Hartley Opportunity Fund, LLC
            Offering Statement on Form 1-A
            Filed February 14, 2025
            File No. 024-12576
Dear Steve Larsen:

       We have reviewed your offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed February 14, 2025
General

1. We note your disclosure on page 48 of your offering circular regarding Mr. Steve
       Larsen's experience managing multiple private fund offerings, including two multi-
       family housing development projects. Please revise your offering circular to provide the prior performance of programs with similar investment objectives, as required by
       Item 8 of Industry Guide 5, or advise. Refer to Item 7(c) of Part II of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
 February 26, 2025
Page 2

Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Louis Amatucci Esq.